19011395

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-~~68004 |
| 8-52487 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

494 Broad Street - Suite 206
(No. and Street)

NEWARK (City) NJ (State) 07102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Rankel 917 225 2478
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue - Ste 1430 (Address) New York (City) NY (State) 10022 (Zip Code)

SEC Mail Processing Section SEP 13 2019 Washington DC 413

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Andrew Adderly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Capital Markets, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CHRISTEL M. LUGO
ATTORNEY AT LAW
STATE OF NEW JERSEY

Notary Public
Date: 9/11/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC.
Newark, New Jersey

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Broad Street Capital Markets, LLC. (the "Company"), as of June 30, 2019, and the related statement of operations and changes in member's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

**The Company's Ability to Continue as a Going Concern**
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has a history of recurring losses. These factors raise substantial doubt about the Company's ability to sustain operations for at least one year from the issuance of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

**Supporting Schedules**
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to

the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2019.

New York, NY
September 11, 2019

## Broad Street Capital Markets, LLC
### Statement of Financial Condition
### June 30, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 7,565 |
| Deposit with clearing broker | | 50,000 |
| Commissions and other receivables from clearing broker | | 8,574 |
| Order flow rebate receivable | | 5,677 |
| Prepaid expenses | | 7,641 |
| Receivable from officer | | 36 |
| Fixed assets, net of accumulated depreciation and amortization of $19,212 | | 23,179 |
| Security deposit | | 6,747 |
| Operating lease right-of-use asset | | 123,639 |
| **Total assets** | $ | 233,058 |
| **Liabilities and Member's Equity** | | |
| Current Liabilities | | |
| Accrued trading platform fees | $ | 22,125 |
| Accrued professional fees | | 7,500 |
| Deferred rent credit | | 6,564 |
| Accrued market data charges | | 4,699 |
| Accrued technology support costs | | 3,760 |
| Commission payable to officer | | 2,839 |
| Commission payable to representative | | 497 |
| Other | | 9,367 |
| Operating lease liability | | 123,639 |
| | | 180,990 |
| Commitments and contingencies | | |
| Member's equity | | 52,068 |
| **Total liabilities and member's equity** | $ | 233,058 |

The accompanying notes are an integral part of these financial statements.

# Broad Street Capital Markets, LLC
## Statement of Operations
## Year Ended June 30, 2019

| | | |
|---|---|---|
| **Revenues** | | |
| Order flow rebates | $ | 191,115 |
| Commissions | | 183,071 |
| Interest | | 1,123 |
| Error account, net | | (2,932) |
| Total | | 372,377 |
| **Expenses** | | |
| Compensation, including benefits | | 237,366 |
| Communication and data services | | 68,304 |
| Occupancy, including office rent expense of $42,506 | | 56,358 |
| Clearing and execution | | 48,575 |
| Professional fees | | 39,662 |
| Regulatory | | 13,664 |
| Business development | | 12,675 |
| Other | | 3,527 |
| | | 480,131 |
| **Net loss** | $ | (107,754) |

The accompanying notes are an integral part of these financial statements.

## Broad Street Capital Markets, LLC
### Statement of Changes in Member's Equity
### Year Ended June 30, 2019

| | | |
|---|---|---|
| Member's equity, June 30, 2018 | $ | 159,822 |
| Net loss | | (107,754) |
| **Member's equity, June 30, 2019** | **$** | **52,068** |

The accompanying notes are an integral part of these financial statements.

## Broad Street Capital Markets, LLC
**Statement of Cash Flows**
**Year Ended June 30, 2019**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (107,754) |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Depreciation and amortization | 7,078 |
| Deferred rent credit | 236 |
| Increase (decrease) in cash attributable to changes in operating assets and liabilities | |
| Accrued trading platform fees | 14,657 |
| Receivable from officer | 4,964 |
| Other accrued expenses | 3,802 |
| Accrued compensation and benefits | 1,420 |
| Prepaid expenses | 1,299 |
| Accrued market data charges | (46,163) |
| Receivables from clearing broker | (2,936) |
| Accrued technology support costs | (1,988) |
| Order flow rebate receivable | (887) |
| Accrued professional fees | (600) |
| **Net cash used in operating activities** | (126,872) |
| **Cash - beginning** | 134,437 |
| **Cash - ending** | $ 7,565 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid during the year for interest | $ 409 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA'). The Company is wholly owned by Bergen Capital Advisors LLC, ("Bergen") a New Jersey limited liability company.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

### Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents
The Company maintains deposits in financial institutions that did not exceed the insured amount of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

### Commissions and Related Expenses
Commissions and related clearing charges and registered representatives' compensation are recorded on a trade date basis.

### Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

**Income Taxes**

The Company is a disregarded entity for Federal and state income tax purposes as its results of operations are included in Bergen's income tax filings and, accordingly, it does not record an income tax provision.

**Accounting for Uncertainty in Income Taxes**

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. The Company is no longer subject to U.S. federal and state income tax examinations for periods commencing prior to July 1, 2015.

**Recent Accounting Pronouncements**
The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

**Evaluation of Subsequent Events**
The Company has evaluated subsequent events through September 11, 2019, the date the financial statements were available for issuance.

## 3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with RBC, the Company maintains a clearing deposit of $50,000.

## 4. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2019:

| | Cost | Accumulated Depreciation/Amortization | Net |
|---|---|---|---|
| Leasehold improvements | $ 16,433 | $ 7,654 | $ 8,779 |
| Furniture | 14,265 | 5,774 | 8,491 |
| Equipment | 11,693 | 5,784 | 5,909 |
| | $ 42,391 | $ 19,212 | $ 23,179 |

## 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At June 30, 2019, the Company had net capital, as defined, of $11,626, which exceeded the required minimum net capital of $5,000 by $6,626. Aggregate indebtedness at June 30, 2019 totaled $57,351. The percentage of aggregate indebtedness to net capital was 493%.

## 6. Commitments and Contingencies

The Company has adopted ASC 842 for Leases commencing January 1, 2019 and, accordingly, recognizes a right-of-use asset and a lease liability on its office lease which expires in September, 2022 and obligates the Company to make minimum future rental payments for its fiscal years ending June 30, 2020, 2021, 2022 and therafter of $43,327, $44,410, $45,520 and $11,450, respectively. The right-of-use asset is measured at cost which equals the amount of the lease liability and is depreciated using a straight-line method over the lease term. The lease liability has been measured at the present value of the unpaid lease payments as of January 1, 2019 discounted at 10%/annum which the Company considers to be its approximate incremental borrowing rate.

In connection with the office lease, the Company has posted a security deposit of $6,747. Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense on a straight-line basis over scheduled lease payments.

## 7. Related Party Transactions

The accompanying statement of financial condition reflect a receivable from and commissions payable to the Company's Chief Executive Officer ("CEO") of $36 and $2,839, respectively, while the accompanying statement of operations reflects compensation, including benefits, paid to or on behalf of the CEO of $133,916.

## 8. Income Taxes

As of June 30, 2019, the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

## 9. Going-Concern

The financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company had losses of $107,754 in the current year while cash flows used in operations totaled $126,872. The Company believes these conditions raise substantial doubt about it's ability to continue as a going concern within the next twelve months from the date these financial statements are available to be issued. The financial statements, however, do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In an effort to sustain its operations, the Company has reduced staff and other expenses which, had the reductions been made for the year ended June 30, 2019, would have reduced expenses by approximately $97,000.The Company believes that this savings along with

modest revenue enhancements should make the Company profitable in future years although this cannot be assured.

**Schedule I**

# Broad Street Capital Markets, LLC

## Computation of Net Capital

### Under Rule 15c3-1 of the Securities and Exchange Commission

**June 30, 2019**

| | | | |
|---|---|---|---|
| **Net capital:** | | | |
| Member's equity | | $ | 52,068 |
| Deduct nonallowable assets: | | | |
| Prepaid expenses | 7,641 | | |
| Security deposit | 6,747 | | |
| Order flow rebate receivable | 2,839 | | |
| Receivable from officer | 36 | | |
| Fixed assets, net | 23,179 | | |
| Operating lease right-of-use asset | 123,639 | | |
| | | | 164,081 |
| Add-back office right-of-use asset to extent of associated operating lease liability | | | 123,639 |
| Net capital before haircuts on securities (tentative net capital) | | | 11,626 |
| **Haircuts on securities** | | | 0 |
| **Net capital** | | $ | 11,626 |
| **Aggregate indebtedness:** | | | |
| Accrued trading platform fees | | $ | 22,125 |
| Accrued professional fees | | | 7,500 |
| Deferred rent credit | | | 6,564 |
| Accrued market data charges | | | 4,699 |
| Accrued technology support costs | | | 3,760 |
| Commission payable to officer | | | 2,839 |
| Commission payable to representative | | | 497 |
| Other | | | 9,367 |
| Total aggregate indebtedness | | $ | 57,351 |
| **Computation of basic net capital requirement:** | | | |
| Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater) | | $ | 5,000 |
| Excess net capital at 1500 percent | | $ | 6,626 |
| Excess net capital at 1000 percent | | $ | 5,891 |
| Percentage of aggregate indebtedness to net capital | | | 493.31% |

## Broad Street Capital Markets, LLC

**Schedule II**

**Computation for Determination of Reserve Requirement Under Rule 15c3-3**
**of the Securities and Exchange Commission**
**June 30, 2019**

---

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

# Broad Street Capital Markets, LLC



**Reconciliations**
**Under Rule 17a-5(d)(4) of the Securities and Exchange Commission**
**June 30, 2019**

## A. Reconciliation of Computation of Net Capital

| | | |
|---|---|---|
| 1. | Net capital, per FOCUS Report, Part IIA | $ 11,626 |
| | **Net Capital, per schedule I** | **$ 11,626** |
| 2. | Aggregate indebtedness per FOCUS Report, Part IIA | $ 57,351 |
| | **Aggregate indebtedness, per schedule I** | **$ 57,351** |

RBSM LLP

Accountants & Advisors

805 Third Avenue
$14^{TH}$ Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC
Newark, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Broad Street Capital Markets, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broad Street Capital Markets, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Broad Street Capital Markets, LLC. will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Broad Street Capital Markets, LLC. stated that Broad Street Capital Markets, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Broad Street Capital Markets, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broad Street Capital Market LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
September 11, 2019

**Rule 15c3-3 Exemption Report**
**June 30, 2019**

**Broad Street Capital Markets, LLC ("the Company")**

The Company, to its best knowledge and belief, during the year ended June 30, 2019, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Andrew G. Adderly
Title: CEO
Date: September 11, 2019